PROKOM
SOFTWARE SA

FAX

03 SEP -2 [illegible] 7:21

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

SUPPL

date: 1 Sep, 2003 pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to the article 81 of the Law of Public Trading of Securities of the date of 21st of August of 1997 (Dz. U. – 1997 Nr 118.754; Nr 141.945, Dz. U. - 1998 Nr 107.669; Nr 88.554; Dz. U. – 2000 Nr 22.270, Nr 60.703, Nr 60.702, Nr 94.1037, Nr 114.1191, Nr 112.1315).

subject: **THE FULFILING OF PVT'S PURCHASE AGREEMENT CONDITIONS**

The Management Board of Prokom Software S.A. informs, that:

On 1st September 2003 the company received the information on obtaining indispensable consents of the Czech government and Czech Antimonopoly Office for the purchase by the consortium of Prokom Software SA and financial investors the 96.52% shares of Czech IT company – PVT a.s., on the conditions described in the agreement, about which the Company informed in current report RB/13/2003 dated on 22nd May 2003.



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1 Sep, 2003 Beata Stelmach
Member of the Management Board